UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):	Engine Media Holdings, Inc.

B.	(1) This is [check one]:

[X] an original filing for the Filer

[ ] an amended filing for the Filer

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) [ ]

C.	Identify the filing in conjunction with which this form is being filed:

	Name of Registrant:	Engine Media Holdings, Inc.

	Form type:	Registration Statement on Form F-10

	File Number (if known):	333-254709

	Filed by:	Engine Media Holdings, Inc.

	Date Filed (if filed concurrently, so indicate):	March 25, 2021 (filed concurrently)

D.	The Filer is incorporated or organized under the laws of British Columbia, Canada and has its principal place of business at 77 King Street West, Suite 3000, PO Box 95, Toronto, Ontario, Canada M5K 1G8.

E.	The Filer designates and appoints Louis Schwartz of Engine Media Holdings, Inc. (“Agent”), located at 33 Whitehall Street, 8th Floor, New York, New York 10004 United States as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on March 25, 2021 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the Form F-10 in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of New York, Country of United States, this 25th day of March, 2021.

ENGINE MEDIA HOLDINGS, INC.

By:	/s/ Michael Munoz
Name:	Michael Munoz Title: Chief Financial Officer

This statement has been signed by the following person in the capacity and on the date indicated:

ENGINE MEDIA HOLDINGS, INC. (Agent for Service)

By:	/s/ Louis Schwartz
Name:	Louis Schwartz
Title:	Chief Executive Officer and Director

Dated:	March 25, 2021